Filed by South Dakota Wheat Growers Association
And Heartland Producers, LLC
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject Company: Advanced BioEnergy, LLC
Commission File No.: 333-125335

                                                                                            November 7 , 2006

Questions and Answers about the HGF Transaction

1.              What is this transaction?

Heartland Grain Fuels, L.P. (HGF) has agreed to combine with Advanced BioEnergy LLC (ABE). Under the terms of the transaction, the limited partners of HGF will receive approximately $16.8 million in cash and approximately 2,631,000 newly issued units of ABE.  In addition, HGF intends to make a special distribution to its limited partners of approximately $8.65 million of earnings prior to the initial closing.

2.              Why?

This transaction accomplishes the objectives HGF and its owners set for their investment in ethanol.  It allows HGF’s investors to become owners in a company with plans to become a larger, more diverse ethanol company, it provides the owners of HGF with cash for their investment while maintaining ownership in ethanol production, and it allows HGF to maintain its existing business relationships.

3.              Who is Advanced BioEnergy?

ABE is a development stage company specializing in ethanol production.  It currently is building a 100-million gallon per year dry mill corn-processing ethanol plant near Fairmont, Nebraska and has letters of intent to build similar 100-million gallon per year plants near Rochester, Indiana and Northfield, Minnesota.  It was created in 2005 to build, operate, and acquire ethanol plants across the Corn Belt. It is a public company and its financial information and other material agreements are available on the SEC web site.  More information can be found at advancedbioenergy.com.

4.              Who owns HGF?

South Dakota Wheat Growers Association owns approximately 48%; Heartland Producers, LLC owns approximately 46%; Aventine Renewable Energy, Inc. (HGF’s marketing partners) owns about 5% and Dakota Fuels, Inc., the general partner of HGF, owns about 1%.  Dakota Fuels is owned 51% by Wheat Growers and 49% by Heartland Producers.

5.              Why is this such a complicated transaction?

Advanced BioEnergy has started the process of raising additional equity capital for its Indiana and Minnesota plants.  Because of SEC regulations and HGF’s ownership by multiple parties (i.e. Heartland Producers, LLC, Aventine Renewable Energy, Inc, HGF’s marketing partner (Aventine), and South Dakota Wheat Growers) there are multiple parts of this business agreement.

•                  It is currently expected that South Dakota Wheat Growers and Aventine will close their portion of the transaction within the next few days.

•                  Prior to Heartland Producers’ closing on this business relationship, the transaction must be approved by Heartland Producers’ membership. The Heartland Producers’ members will

•                  receive additional information about this transaction and the official notice of a Member meeting once regulatory approval has been received.

•                  Because of HGF’s limited partnership structure and South Dakota Wheat Growers’ cooperative structure, South Dakota Wheat Growers membership is not required to vote on the business relationship. The Board of Managers of Heartland Producers has passed a resolution requesting South Dakota Wheat Growers to close on this business relationship prior to the vote of Heartland Producers’ membership.

6.              How much will  Heartland Producers’ members receive?

Heartland Producers, LLC owns 46% of HGF. Heartland Producers’ members will receive approximately $3,900,000 as its share of HGF’s 2006 year-to-date earnings to be distributed just prior to the first closing.  This payment would not be possible without this transaction. Plus, Heartland Producers’ members will receive approximately $7,800,000 in cash, and approximately 1,225,000 units of ABE upon the closing of the sale of its ownership in HGF.  This is over twice the amount of cash of a member’s initial investment in 2002 while allowing the member to maintain ownership in ethanol production.

7.              How much will South Dakota Wheat Growers receive?

South Dakota Wheat Growers owns 48% of HGF, and as a result, it will receive slightly more than Heartland Producers.  South Dakota Wheat Growers will receive approximately $4,100,000 as its share of HGF’s 2006 year-to-date earnings to be distributed just prior to the first closing.  Plus, South Dakota Wheat Growers will receive approximately $8,000,000 in cash and approximately 1,271,000 ABE Units upon the sale of its ownership in HGF.

8.              What will South Dakota Wheat Growers do with its share of the money?

Intentions today are to invest in new facilities and services to better serve its members.  Our area’s ethanol expansion is creating dramatic demands for more corn production.  South Dakota Wheat Growers intends to help its members meet this demand with major expansions in storage capacities, dumping speed, and agronomy services to meet members’ expanding needs.

9.              Can we invest in Advanced BioEnergy?

ABE has filed the necessary paperwork with the Security and Exchange Commission to raise additional capital.  They have indicated they intend to hold informational meetings in South Dakota.

10.       What’s the status of HGF’s expansions?

The Huron expansion to 30 million gallons is complete, as is South Dakota Wheat Growers’ new grain facility across the road from the HGF facility in Huron.  The Aberdeen plant expansion to a 40 million gallon plant has been started, with slightly over 11% of the planned cost expended.  ABE has assured us that this expansion will be completed.

11.       Why ABE?  Did you consider any other companies?

We discussed HGF’s future and what options and alternatives existed and contacted several companies, including Aventine, US BioEnergy, and Glacial Lakes. We felt a transaction with ABE was the best alternative for our owners.

12.       What happens to Wheat Growers’ and Dakotaland Feeds’ agreements?

ABE has committed to continue South Dakota Wheat Growers as the grain supplier and Dakotaland Feeds as a Co-Product marketer for HGF as a part of this agreement.  These relationships are important to our area’s ag producers.

13.       Do South Dakota Wheat Growers members need to vote on this business transaction?

No. Because of HGF’s limited partnership structure and South Dakota Wheat Growers’ cooperative structure, South Dakota Wheat Growers membership is not required to vote on the business relationship. The Board of Directors of South Dakota Wheat Growers Association has approved this transaction.  The Board of Managers of Heartland Producers has passed a resolution requesting South

Dakota Wheat Growers to close on this business relationship prior to the vote of Heartland Producers’ membership.

14.       What other steps follow?

It is currently expected that South Dakota Wheat Growers and Aventine will close their portion of the transaction within the next few days.  As mentioned earlier, the acquisition of Heartland Producer’s ownership interest in HGF is subject to approval of the Heartland Producers’ members.  ABE expects to file a Form S-4 and related information statement/prospectus with the U.S. Securities and Exchange Commission and make any other necessary government filings in the coming weeks.  The Heartland Producers’ members will receive additional information about the transaction and meeting to vote on the transaction after regulatory approval have been obtained.  Depending on the review process of the agencies, the parties would expect the Heartland Producers’ members vote to occur in the first quarter of 2007.  Upon closing of the transaction with Heartland Producers, ABE would own 100% of the outstanding partnership interest of HGF.

We’ll do our best to answer any additional questions you may have. If you have any additional questions, you may contact Bill Paulsen at Heartland Grain Fuels at 225-0520.